Exhibit 99.1

Royal Standard Announces Commissioning of the Mill at the Goldwedge Project, Nevada

CUSIP #780919106	OTCBB: RYSMF

Toronto, Ontario – April 16, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) is pleased to announce the commissioning of the mill at the Company’s flagship Goldwedge Project in Manhattan, Nevada. The gravity process mill is fully permitted to process 400 metric tonnes of gold bearing ore per day.

Philip Gross, Interim President and Chief Executive Officer, commented, “The commissioning of our mill is the most important milestone we have met to date under our new management team and I am pleased with our team’s ability to execute as planned. This positive development provides further evidence of our commitment and dedication to maximize the Company’s growth and build value for our shareholders.”

Consistent with the timelines originally set under the new management team, the running of the mill at Goldwedge follows months of intensive focus and corporate restructuring after the management and board changes during December 2011. The mill is currently running at a capacity that will enable the Company to reach short and medium production goals.

About Royal Standard Minerals Inc.

Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Pinon, and Dixie Comstock. The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com . Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.